SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 2, 2007

By:   /s/Andrew M. Archibald

      Andrew M. Archibald, C.A.,

      Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
	$	$	$	$
Sales (i)	186,835	187,370	195,120	217,687
Cost of sales	159,370	164,604	169,433	182,534
Gross Profit	27,465	22,766	25,687	35,153

Selling, general and administrative expenses (i)	18,321	18,729	21,399	21,525
Stock-based compensation expense	454	454	453	590
Research and development	1,025	1,406	1,523	1,662
Financial expenses	6,294	5,871	6,762	6,396
Manufacturing facility closures, restructuring and other charges	2,369	10,095	16,037	32,423
Impairment of goodwill			120,000
	28,463	36,555	166,174	62,596

Earnings (loss) before income taxes	(998)	(13,789)	(140,487)	(27,443)
Income taxes (recovery)	(428)	1,399	(17,154)	(9,260)
Net earnings (loss)	(570)	(15,188)	(123,333)	(18,183)

Earnings (loss) per share
Cdn GAAP – Basic – US $	(0.01)	(0.37)	(3.01)	(0.44)
Cdn GAAP - Diluted – US $	(0.01)	(0.37)	(3.01)	(0.44)
US GAAP – Basic – US $	(0.01)	(0.37)	(3.01)	(0.44)
US GAAP – Diluted – US $	(0.01)	(0.37)	(3.01)	(0.44)

Weighted average number of common shares outstanding
Cdn GAAP – Basic	40,986,940	40,986,057	40,986,057	40,985,440
Cdn GAAP – Diluted	40,986,940	40,986,057	40,986,057	40,985,440
US GAAP – Basic	40,986,940	40,986,057	40,986,057	40,985,440
US GAAP – Diluted	40,986,940	40,986,057	40,986,057	40,985,440

	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
	$	$	$	$
Sales (i)	212,108	215,112	194,480	184,168
Cost of sales	178,122	176,927	159,449	150,895
Gross Profit	33,986	38,185	35,031	33,273

Selling, general and administrative expenses (i)	23,250	22,507	19,273	18,730
Stock-based compensation expense	525	488	485	483
Research and development	1,680	1,257	1,233	1,224
Financial expenses	6,717	6,655	5,577	5,918
Manufacturing facility closures, restructuring and other charges	17,502	(760)	385	1,087
Impairment of goodwill
	49,674	30,147	26,953	27,442

Earnings (loss) before income taxes	(15,688)	8,038	8,078	5,831
Income taxes (recovery)	(5,699)	(1,689)	1,479	399
Net earnings (loss)	(9,989)	9,727	6,599	5,432

Earnings (loss) per share
Cdn GAAP – Basic – US $	(0.24)	0.24	0.16	0.13
Cdn GAAP – Diluted – US $	(0.24)	0.24	0.16	0.13
US GAAP – Basic – US $	(0.24)	0.24	0.16	0.13
US GAAP – Diluted – US $	(0.24)	0.24	0.16	0.13

Weighted average number of common shares outstanding
Cdn GAAP – Basic	40,964,630	41,039,278	41,205,555	41,214,969
Cdn GAAP – Diluted	40,964,630	41,157,568	41,337,378	41,550,160
US GAAP – Basic	40,964,630	41,039,278	41,205,555	41,214,969
US GAAP – Diluted	40,964,630	41,157,568	41,337,378	41,550,160

(i) Sales and selling, general and administrative expenses have been reclassified as a result of the Company adopting EIC Abstract No.156 during the year ended December 31, 2006 discussed in the section “Results of Operations”.

May 1, 2007

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the three months ended March 31, 2007. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. (the “Company” or “IPG”) experienced a 11.9% decrease in sales for the three months ended March 31, 2007 as compared to the corresponding period in 2006.   Sales decreased 0.3% for the three months ended March 31, 2007 compared to the three months ended December 31, 2006. The net loss for the three months ended March 31, 2007 was $0.01 per share, both basic and diluted, as compared to a loss of $0.24 per share, both basic and diluted, for the same period in 2006.

Adjusted net earnings, defined by the Company as net earnings (loss) excluding manufacturing facility closures, restructuring and other charges was $0.02 per share, both basic and diluted for the first quarter of 2007, as compared to adjusted net earnings of $0.03 per share, both basic and diluted for the same period in 2006.  Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account manufacturing facility closures, restructuring and other charges in each period.  Adjusted net earnings does not have any standard meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers.  A reconciliation of the Company’s adjusted net earnings to GAAP net earnings (loss) is included herein.

The first quarter of 2007 adjusted net earnings of $0.02 per share, both basic and diluted, compares to an adjusted net loss of $0.21 per share, both basic and diluted, in the fourth quarter of 2006.  Much of the earnings improvement between the two quarters occurred in gross profits, as the Company experienced higher gross margins in the first quarter of 2007 compared to the fourth quarter of 2006.  There was also additional profit contribution from the continuing cost reduction efforts of the Company.

In the first quarter of 2007, the Company recorded manufacturing facility closures, restructuring and other charges totaling $2.4 million including approximately $1.4 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006.  The Company has substantially completed its planned cost reduction initiatives. During the first quarter of 2007, the Company incurred approximately $0.9 million in costs supporting the strategic alternatives process described below and $0.1 million in costs associated with the November 2006 closure of the Brighton manufacturing facility.

 In the first quarter of 2006 the Company closed its flexible intermediate bulk container (FIBCs) manufacturing facility in Piedras Negras, Mexico and the Company announced its intention to close its Brighton, Colorado manufacturing facility at the end of 2006.  The Company recorded $17.5 million in facility closure costs in the first quarter of 2006 related to these two facility closures, of which $16.1 million was non-cash.

On May 1, 2007, the Company entered into a definitive agreement providing for the sale of all of the Company’s outstanding common shares at a price of $4.76 per share (the “Arrangement”), representing a transaction valued at approximately $500 million including the assumption of all of the Company’s debt by the acquirer.  The Board of Directors of the Company has determined that the Arrangement is in the best interests of the Company and its shareholders. The Board of Directors has authorized the submission of the Arrangement to shareholders of the Company for their approval at a special meeting of shareholders.  To be implemented the Arrangement must be approved by two-thirds of the votes cast by holders of the Company’s common shares.  It is anticipated that the transaction, if approved by the Company’s shareholders, will be completed in the third quarter of 2007.

RESULTS OF OPERATIONS

In 2006, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Emerging Issues Committee Abstract #156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)”. The adoption of this standard resulted in a reclassification for all periods presented of certain amounts of rebates, discounts and allowances historically recorded in selling, general and administrative expenses as reductions to sales. Adopting the standard did not result in a restatement of net earnings (loss) but did result in a decrease in gross margins and SG&A expenses.

SALES

Sales for the first quarter of 2007 were approximately $186.8 million, a decrease of 11.9% from the first quarter 2006 sales of $212.1 million.  The decrease was due to lower sales volume in the first quarter of 2007 of approximately 9.5% compared to the first quarter of 2006 and lower selling prices in 2007 compared to 2006.  The lower selling prices were due to a decline in the cost of certain raw materials, most significantly resin plastic based raw materials as well as competitive pressures in certain of the Company’s product markets including stretch film and engineered coated products (“ECP”).

The Company’s sales volumes in the first quarter of 2007 were essentially flat compared to sales volumes in the fourth quarter of 2006. The Company had increased sales volumes in tape and film products of approximately 2.8% but experienced continuing sales volume decline in its ECP products, particularly in products that serve, or are dependent on, the North American housing construction market.

The decline in sales volumes for the first quarter of 2007 compared to the first quarter of 2006 was primarily due to three factors. The Company’s ECP product group experienced a substantial decline in sales in the second half of 2006 due to its participation in the declining residential construction market and weak demand for selected agriculture related products. As explained above, there was additional sales volume decline in the first quarter of 2007. A second factor in the year over year sales volume decline is the Company’s customer account rationalization, particularly among consumer accounts. The consumer customer accounts were rationalized because the relationships were unprofitable or marginally profitable for the Company. The balance of the sales volume decline in the first quarter of 2007 compared to the first quarter of 2006 was in the Company’s North American tape products.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the first quarter of 2007 totaled $27.5 million at a gross margin of 14.7%, as compared to gross profit of $34.0 million for the first quarter of 2006 at a gross margin of 16.0%. The gross profit for the fourth quarter of 2006 was $22.8 million at a gross margin of 12.2%.

The gross profit decline for the first quarter of 2007 compared to the first quarter of 2006 was due to the sales volume decrease and to gross margin compression.  Gross margin compression began in the first quarter of 2006 when the Company sold products manufactured with high cost plastic resins carried over from the fourth quarter of 2005. The Company began reducing selling prices late in the first quarter of 2006 and throughout the second quarter of 2006 in response to declining raw material costs as well as competitive pressures in several of its product markets. The Company’s gross margins decreased further during the second half of 2006 due in part to the lower selling prices for the Company’s products and renewed increases in raw material costs.  In addition to the gross profits lost as a result of the decline in sales and the increase in raw material costs in the second half of 2006, the Company had significant unabsorbed manufacturing costs that depressed its gross margins even further.  In order to prevent inventory levels from rising in a declining sales environment, the Company had to reduce its production of products, resulting in unabsorbed fixed manufacturing costs that were expensed rather than being attributed to the cost of inventories produced.

The 12.2% gross margin for the fourth quarter of 2006 reflected the adverse impact of competitive pressures that prevented the Company from recovering the full cost of rising raw material costs as well as additional unabsorbed fixed manufacturing costs associated with the inventory reduction initiative for that quarter.  The first quarter of 2007 gross margin improvement to 14.7% was as a result of declining raw material costs, the cumulative impact of the manufacturing cost reductions that the Company has implemented, including the November 2006 closure of the Brighton manufacturing facility and with the completion of the inventory reduction initiative in the fourth quarter of 2006, a return to manufacturing production levels commensurate with sales levels.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expense (“SG&A”) was $18.3 million for the first quarter of 2007 (9.8% of sales), compared to $23.3 million for the first quarter of 2006 (11.0% of sales).   The year over year decline in SG&A is a result of the cost reduction initiatives begun in mid-2006 and for which the Company began to realize significant savings beginning in the fourth quarter of 2006.

The SG&A of $18.3 million for the first quarter of 2007 represents a decrease of $0.4 million from the expense level for the fourth quarter of 2006 and is the fourth consecutive quarter of declining SG&A.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense for the first quarter of 2007 was $0.5 million compared to $0.5 million in the first quarter of 2006.

OPERATING PROFIT

Operating profit is a non-GAAP financial measure that the Company is including because its management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and stock-based compensation expense.

Operating Profit Reconciliation (in millions of US dollars)

For the three months ended March 31,	2007	2006
	$	$
Gross Profit	27.5	34.0
Less: SG&A Expense	18.3	23.3
Less: Stock-based Compensation Expense	0.5	0.5
Operating Profit	8.7	10.2

Operating profit was $8.7 million for the first quarter of 2007, compared to $10.2 million for the first quarter of 2006. The decrease was attributable to lower gross profits in 2007, offset in part by reduced SG&A expense.

FINANCIAL EXPENSES

Financial expenses for the first quarter of 2007 were $6.3 million compared to $6.7 million in the first quarter of 2006, a 6.3% decrease. The decrease in financial expenses for the first quarter of 2007 is due to increased interest income, foreign exchange gains and other non-operating income compared to the first quarter of 2006.

EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP. The Company defines EBITDA as net loss before (i) income taxes recovery; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, restructuring and other charges.  Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.

EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net earnings (loss) as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of its performance between periods presented. In addition, the Company’s covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings ( in millions of US dollars)

For the three months ended March 31,	2007	2006
	$	$
Net loss – as reported	(0.6)	(10.0)
Add back (deduct): Financial expenses, net of amortization	6.0	6.4
Income taxes recovery	(0.4)	(5.7)
Depreciation and amortization	9.0	8.8
EBITDA	14.0	(0.5)
Manufacturing facility closures, restructuring and other charges	2.4	17.5
Adjusted EBITDA	16.4	17.0

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements.  For the three months ended March 31, 2007, the Company has an estimated effective income tax rate of approximately 42.9% compared to an estimated effective income tax rate of approximately 36.3% for the three months ended March 31, 2006.

NET EARNINGS

Net loss for the first quarter of 2007 was $0.6 million or $0.01 per share, both basic and diluted, compared to a net loss of $10.0 million or $0.24 per share, both basic and diluted, for the first quarter of 2006.

Excluding manufacturing facility closures, restructuring and other charges (net of tax), adjusted net earnings for the three months ended March 31, 2007 was $0.9 million or $0.02 per share, both basic and diluted. Excluding manufacturing facility closures, restructuring and other charges, adjusted net earnings for the three months ended March 31, 2006 was $1.0 million or $0.03 per share both basic and diluted. Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closures, restructuring and other charges in each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore, unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings is set out in the following table:

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars)

For the three months ended March 31,	2007	2006
	$	$
Net loss – as reported	(0.6)	(10.0)
Add back: Manufacturing facility closures, restructuring and other charges (net of tax)	1.5	11.0
Adjusted Net Earnings	0.9	1.0
Earnings (loss) per share:
Basic – as reported	(0.01)	(0.24)
Basic – adjusted	0.02	0.03
Diluted – as reported	(0.01)	(0.24)
Diluted – adjusted	0.02	0.03

FINANCIAL POSITION

Trade receivables increased $7.8 million between December 31, 2006 and March 31, 2007. The increase, despite comparable sales between the fourth quarter of 2006 and the first quarter of 2007, was due to the timing of sales within the quarters. Sales in the month of March 2007 were substantially higher than the month of December 2006. Inventories increased by $7.5 million between December 31, 2006 and March 31, 2007. Approximately two-thirds of the increase was due to the Company pre-buying raw materials at the end of March in anticipation of an April 1 price increase in plastic resin raw materials. Accounts payable and accrued liabilities increased by $13.0 million between December 31, 2006 and March 31, 2007. The increase is due to higher trade accounts payable arising from raw material purchases, including the pre-buying described above.

Other assets and long-term debt each decreased by $7.3 million from December 31, 2006 to March 31, 2007 due to a change in accounting policies resulting from the application of new accounting standards as described in Note 2 to the consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding that are discussed in the section entitled “Bank Indebtedness and Credit Facilities”. The Company is not a party to any material related party transactions.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $7.8 million for the first quarter of 2007 compared to $9.6 million for the first quarter of 2006. Changes in non-cash working capital items used $1.5 million in cash flows for the three months ended March 31, 2007 compared to using $3.3 million in cash during the same three month period in 2006.

The decrease in cash flows from operating activities before changes in non-cash working capital items in the first quarter of 2007 compared to the first quarter of 2006 is the result of lower profitability in 2007 when compared to 2006 exclusive of non-cash charges in connection with manufacturing facility closures, restructuring and other charges in the first quarter of 2006. The improved cash flows from changes in non-cash working capital items in the first quarter of 2007 compared to the first quarter of 2006 was the result of increased accounts payable and accrued liabilities in the first quarter of 2007. The increase in trade accounts receivables during the first quarter of 2007 compared to the fourth quarter of 2006 was the result of the timing of customer sales within the respective quarters. Inventories increased during the first quarter of 2007 from the fourth quarter of 2006 primarily due to raw material pre-buying.

Cash flows used in investing activities were $5.2 million in the first quarter of 2007 and $6.0 million for the first quarter of 2006.  The decreased cash used for investing activities in the first quarter of 2007 as compared to the first quarter of 2006 is due to slightly lower capital expenditures in 2007.

The Company decreased total indebtedness during the three months ended March 31, 2007 by $14.1 million. The Company decreased total indebtedness during the three months ended March 31, 2006 by $0.7 million. The decrease in 2007 was due to the $15.6 million “excess cash flow” prepayment discussed in the section titled “Bank Indebtedness and Credit Facilities”.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a US$65.0 million five-year revolving credit facility available in US dollars and a US$10.0 million five-year revolving credit facility available in Canadian dollars. At March 31, 2007, the Company had borrowed $7.1 million under its US$65.0 million revolving credit facility, including $3.9 million in letters of credit. At December 31, 2006, $2.5 million had been borrowed under the revolving credit facilities all of which was letters of credit.  Due to certain covenant restrictions as at March 31, 2007, the Company had access to an additional $27.2 million of its $75.0 million revolving credit facilities. When combined with cash on-hand and cash equivalents, the Company’s cash and credit availability totaled $31.6 million as at March 31, 2007 compared to $41.3 million as at December 31, 2006.  The decline in cash and credit availability as at March 31, 2007 compared to December 31, 2006 was due to the use of cash at the end of the first quarter of 2007 to make a required annual principal prepayment of $15.6 million under the senior credit facility.  Under the credit facility, a portion of “excess cash flow” as defined in the Company’s loan agreement, must be used to reduce the principal outstanding on the $200.0 million term loan within 90 days of year-end. The payment was the result of the Company’s improved cash flows in 2006.

The Company's cash on hand, coupled with the availability pursuant to its revolving credit facilities, as at March 31, 2007, provides the Company with sufficient liquidity for conducting its normal business operations.  The Company's ability to draw on its revolving credit facilities is based on meeting certain criteria set forth in its Credit Agreement.  As at March 31, 2007, the Company's compliance with its financial covenants permitted the utilization of its revolving credit facility up to $34.3 million  As at June 30, 2007, several of the financial covenant ratios will become more stringent than the ratios in place as at March 31, 2007.  The Company will monitor its compliance with these financial covenant ratios and, if necessary, the Company will seek to obtain appropriate accommodations from its lenders with respect to such covenants.

CONTRACTUAL OBLIGATIONS

At March 31, 2007, there were no material changes in the contractual obligations set forth in the Company’s 2006 Annual Report that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at March 31, 2007 there were 40,986,940 common shares of the Company outstanding.

During the first three months of 2007, no stock options were exercised.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the recorded amount of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, income taxes, impairment of long-lived assets and goodwill based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the year ended December 31, 2006 can be found in the Company’s 2006 Annual Report and have not materially changed since that date.

CHANGE IN ACCOUNTING POLICIES

On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the CICA Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments– Recognition and Measurement”, and 3865, “Hedges”.

Section 1530, describes how to report and disclose comprehensive income and its components.  Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale items and the unrealized gains or losses on hedging items.

Section 3855, describes the standards for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This section requires that i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

Section 3865, describes when and how hedge accounting may be applied.  Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between the changes in the fair value of a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statements of earnings.  It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period.

Note 2 to the consolidated financial statements, included hereafter, provides a description and impact on the consolidated financial statements resulting from the changes in accounting policies discussed herein.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Interim Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with Canadian GAAP in its financial statements. The Interim Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the

Company's internal control over financial reporting during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. No such changes were identified through their evaluation.

 All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company’s cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company’s product mix, and future financing plans.

Forward-looking statements can be identified in some cases by terms such as “may”, “should”, “could”, “intends”, “anticipates”, “potential”, and similar expressions intended to identify forward-looking statements. These statements, which reflect management’s current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to restrictions and limitations placed on the Company by its debt instruments, the operating uncertainties associated with having an interim CEO and conducting a strategic alternatives process, inflation and general economic conditions, changes in the level of demand for the Company’s products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, international risks including exchange rate fluctuations, trade disruptions, and political instability in foreign markets in which the Company operates or acquires raw materials, and the availability and price of raw materials. See the Company’s current AIF and news releases for additional risk factors.

This Quarterly Report contains certain non-GAAP financial measures as defined under SEC rules, including operating profit, EBITDA, adjusted EBITDA, and adjusted net earnings. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosure, provide a meaningful presentation of the Company’s results from its core business operations, excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.

As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company’s SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

Intertape Polymer Group Inc.

Consolidated Earnings

Three months ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31,
	2007	2006
	$	$

Sales	186,835	212,108
Cost of sales	159,370	178,122
Gross profit	27,465	33,986

Selling, general and administrative expenses	18,321	23,250
Stock-based compensation expense	454	525
Research and development	1,025	1,680
Financial expenses	6,294	6,717
Manufacturing facility closures, restructuring and other charges (Note 6)	2,369	17,502
	28,463	49,674
Loss before income taxes	(998)	(15,688)
Income taxes recovery	(428)	(5,699)
Net loss	(570)	(9,989)

Loss per share
Basic	(0.01)	(0.24)

Diluted	(0.01)	(0.24)

Consolidated Retained Earnings (Deficit)

Three months ended

(In thousands of US dollars)

(Unaudited)

	March 31,
	2007	2006
	$	$
Balance, beginning of period	(59,532)	107,161
Adjustment to beginning balance as a result of changes in accounting policies	443
Adjusted balance, beginning of period	(59,089)	107,161
Net loss	(570)	(9,989)
Balance, end of period	(59,659)	97,172

The accompanying notes are an integral part of the consolidated financial statements and Note 5 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Statement of Comprehensive Income

Three months ended

(In thousands of US dollars)

(Unaudited)

	March 31,
	2007	2006
	$	$
Net loss	(570)	(9,989)
Other comprehensive income
Change in fair value of interest rate swap agreements, net of income tax recovery of $161	(274)
Change in accumulated currency translation adjustments	2,130	1,047
Other comprehensive income for the period (Note 8)	1,856	1,047
Comprehensive income (loss)	1,286	(8,942)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	4,419	17,299
Trade receivables, net of allowance for doubtful accounts of $7,208 ($6,457 in December 2006)	105,019	97,199
Other receivables	1,765	1,900
Inventories	82,885	75,379
Parts and supplies	12,343	12,090
Prepaid expenses	3,448	3,912
Future income taxes	13,689	13,689
	223,568	221,468
Property, plant and equipment	320,571	322,867
Other assets	21,553	26,901
Future income taxes	57,618	57,404
Goodwill	64,392	63,746
	687,702	692,386
LIABILITIES
Current liabilities
Bank indebtedness	3,171
Accounts payable and accrued liabilities	94,497	81,467
Installments on long-term debt	3,165	19,743
	100,833	101,210
Long-term debt	302,981	310,734
Pension and post-retirement benefits	6,849	6,724
	410,663	418,668
SHAREHOLDERS’ EQUITY
Capital stock	287,323	287,323
Contributed surplus	10,240	9,786

Deficit	(59,659)	(59,532)
Accumulated other comprehensive income (Note 8)	39,135	36,141
	(20,524)	(23,391)
	277,039	273,718
	687,702	692,386

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months ended

(In thousands of US dollars)

(Unaudited)

	March 31, 2007	March 31, 2006
OPERATING ACTIVITIES	$	$
Net loss	(570)	(9,989)
Non-cash items
Depreciation and amortization	8,710	8,849
Amortization of debt issue expenses	249
Loss on disposal of property, plant and equipment	59
Property, plant and equipment and other non-cash charges in connection with manufacturing facility closures, restructuring and other charges		16,117
Future income taxes	(602)	(5,915)
Stock-based compensation expense	454	525
Pension and post-retirement benefits funding in excess of amounts expensed	(490)
Cash flows from operations before changes in non- cash working capital items	7,810	9,587
Changes in non-cash working capital items
Trade receivables	(7,544)	5,086
Other receivables	143	1,199
Inventories	(7,196)	(4,507)
Parts and supplies	(227)	(270)
Prepaid expenses	464	147
Accounts payable and accrued liabilities	12,894	(4,944)
	(1,466)	(3,289)
Cash flows from operating activities	6,344	6,298
INVESTING ACTIVITIES
Property, plant and equipment	(5,466)	(6,037)
Proceeds on sale of property, plant and equipment	10
Other assets	573	321
Goodwill	(300)	(298)
Cash flows from investing activities	(5,183)	(6,014)
FINANCING ACTIVITIES
Net change in bank indebtedness	3,171
Repayment of long-term debt	(17,421)	(684)
Long-term debt	177
Issue of common shares		128
Cash flows from financing activities	(14,073)	(556)
Net decrease in cash and cash equivalents	(12,912)	(272)
Effect of currency translation adjustments	32	26
Cash and cash equivalents, beginning of period	17,299	10,134
Cash and cash equivalents, end of period	4,419	9,888

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.
Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (“IPG” or the “Company”) financial position as at March 31, 2007 as well as its results of operations and  cash flows for the three months ended March 31, 2007 and 2006.

Certain amounts have been reclassified to conform to the current year presentation.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG’s 2006 annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements except as described in Note 2.

NOTE 2.
Changes in Accounting Policies

On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the CICA Handbook:- Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments– Recognition and Measurement”, and 3865, “Hedges”.

Section 1530, requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders.

Section 3855, describes the standards for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount. Depending on their balance sheet classification, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on financial instrument classification, gains and losses on financial instruments are recognized in net income or other comprehensive income. The Company has made the following classification:

•

Cash and cash equivalents are classified as “Assets held for trading.” They are measured at fair value and the gains or losses resulting from their subsequent measurements at the end of each period are recognized in net earnings.

•

Trade receivables and other receivables, excluding income and other taxes, are classified as “Loans and receivables.” They are recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of trade receivables are recorded at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts. Subsequent measurements of other receivables are recorded at amortized cost using the effective interest method.

•

Bank indebtedness and accounts payable and accrued liabilities, the debenture and long-term debt are classified as “Other financial liabilities.” They are initially measured at fair value and the gains and losses resulting from their subsequent measurement, at the end of each period, are recognized in net earnings.

•

Long-term debt is classified as “Other financial liabilities”.  It is measured at amortized cost, which is the amount on initial recognition plus the accumulated amortization of the related debt issue expenses incurred at the time the long-term debt was issued.  The amount upon initial recognition corresponds to the notional amount of the long-term debt less the related debt issue expenses.  Previously, the long-term debt was measured at cost and the debt issue expenses were included in the Company’s consolidated balance sheet under the caption “Other assets” and were amortized on a straight-line basis over the term of the related long-term debt.

Section 3865, describes when and how hedge accounting may be applied. The adoption of hedge accounting is optional. It offers entities the possibility of applying different reporting options than those set out in Section 3855, to qualifying transactions that they elect to designate as hedges for accounting purposes. The Company elected to apply hedge accounting for its interest rate swap agreements. These derivatives are measured at fair value at the end of each period and the gains or losses resulting from subsequent measurements are recognized in other comprehensive income when the hedge relationship is deemed effective. Any ineffective portion is recognized in net earnings.

The adoption of these new standards translated into the following changes as at January 1, 2007: a $1.1 million increase in accumulated other comprehensive income, a $1.8 million increase in derivative financial instruments reported within

Other assets, a $0.9 million decrease in future income tax assets, a $0.7 million decrease in long-term debt with an and a $0.4 million decrease in Deficit. The adoption of this new standard has no impact on the Company’s cash flows. For the three-months ended March 31, 2007, the Company recognized an unrealized loss of $0.2 million net of $0.1 in related income taxes recovery, under other comprehensive income representing the effective portion of the change in fair value of the interest rate swap agreements.

NOTE 3.
Accounting for Compensation Programs

As at March 31, 2007, the Company had a stock-based compensation plan, which is described in the Company’s 2006 Annual Report. To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods. For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings (loss) per share as if the fair value based method of accounting had been applied.  The stock options granted during the year ended December 31, 2002, were fully vested as at December 31, 2006.  Accordingly, there is no further pro forma impact on net earnings (loss) for periods subsequent to December 31, 2006.

Accordingly, the Company’s net loss and basic and diluted loss per share for the period ended March 31, 2006 would have been increased to the pro forma amounts indicated in the following table:

In thousands of US dollars (Except per share amounts)
For the three months ended March 31, 2006
$
Net loss – as reported	(9,989)
Add: Stock-based employee compensation expense included in reported net loss	525
Deduct: Total stock-based employee compensation expense determined under fair value based method	(672)
Pro forma net loss	(10,136)
Loss per share:
Basic – as reported	(0.24)
Basic – pro forma	(0.25)
Diluted – as reported	(0.24)
Diluted – pro forma	(0.25)

NOTE 4.
Pension and Post-Retirement Benefit Plans

In thousands of US dollars
	March 31,
For the three months ended	2007	2006
	$	$
Net periodic benefit cost for defined benefit pension plans	481	582

NOTE 5.
Information Included in the Interim Consolidated Statements of Earnings

In thousands of US dollars
	March 31,
For the three months ended	2007	2006
	$	$
Financial expenses
Interest on long-term debt	6,549	6,451
Interest on credit facilities		98
Other	(105)	318
Interest capitalized to property, plant & equipment	(150)	(150)
	6,294	6,717
Depreciation of property, plant and equipment	8,562	8,489
Amortization of other deferred charges	92	21
Amortization of debt issue expenses included in other financial expenses above	56	339
Amortization of debt issue expenses included in interest on long-term debt above	249
Foreign exchange gain	153	92

NOTE 6.
Manufacturing Facility Closures, Restructuring and Other Charges

In the first quarter of 2007, the Company recorded manufacturing facility closures, restructuring and other charges totaling $2.4 million including approximately $1.4 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006.  The Company has substantially completed its planned reductions. During the first quarter of 2007, the Company incurred approximately $0.9 million in costs supporting its strategic alternatives process and $0.1 million in costs associated with the November 2006 closure of the Brighton manufacturing facility.

During the three months ended March 31, 2006, the Company completed the closure of its Piedras Negras, Mexico facility.  Included in net earnings for the three months ended March 31, 2006 is a charge related to facility closure activities in the amount of $2.2 million, of which $0.9 million was non-cash.  In the first quarter of 2006, the Company recorded a non-cash facility closure charge related to the Brighton closure of $15.2 million, as an impairment to reflect the estimated fair value of machinery and equipment located in Brighton, which were idled upon the closure of the facility.

The following table summarizes the significant charges described above that are included in the Company’s consolidated statement of earnings for the three months ended March 31, 2007 under the caption “Manufacturing facility closures, restructuring and other charges.”

In thousands of US dollars	Manufacturing Facility Closures
For the three months ended March 31, 2007	Severance and other labor related costs	Site restoration	Other	Restructuring	Other Charges	Total
	$	$	$	$	$	$
Balance as at January 1, 2007 included in accounts payable and accrued liabilities	1,499	2,394		3,162	335	7,390
Brighton, Colorado facility closure			104			104
Staffing reductions				1,408		1,408
Strategic alternatives process					857	857
			104	1,408	857	2,369
Cash payments	254	436	104	2,034	544	3,372
Balance as at March 31, 2007 included in accounts payable and accrued liabilities	1,245	1,958		2,536	648	6,387

NOTE 7.
Capital Stock

During the three months ended March 31, 2007, there were no stock options exercised.

The Company’s shares outstanding as at March 31, 2007 and December 31, 2006 were 40,986,940.

Weighted average number of common shares outstanding:

	March 31,
For the three months ended	2007	2006
CDN GAAP – Basic	40,986,940	40,964,630
CDN GAAP – Diluted	40,986,940	40,964,630
U.S. GAAP – Basic	40,986,940	40,964,630
U.S. GAAP – Diluted	40,986,940	40,964,630

The Company did not declare or pay dividends during the three months ended March 31, 2007 or March 31, 2006.

Contributed Surplus

During the three months ended March 31, 2007, the contributed surplus account increased by the amount of approximately $0.5 million corresponding to the stock-based compensation expense for the period.

NOTE 8.
Accumulated Other Comprehensive Income

(In thousands of US dollars)
	March 31,
For the three months ended	2007	2006
	$	$
Balance, beginning of period	36,141	33,830
Cumulative impact of accounting changes relating to financial instruments (Note 2)	1,138	-
Adjusted balance, beginning of period	37,279	33,830
Other comprehensive income for the period	1,856	1,047

Balance, end of period	39,135	34,877

The 2006 balance corresponds to the reclassification of the accumulated currency translation adjustments to the accumulated other comprehensive income.

The components of other comprehensive income are as follows:

As at	March 31, 2007	December 31, 2006
	$	$
Accumulated currency translation adjustment	38,271	36,141
Fair value of interest rate swap agreements	864

Accumulated other comprehensive income	39,135	36,141

NOTE 9.
Subsequent Event

On May 1, 2007, the Company entered into a definitive agreement providing for the sale of all of the Company’s outstanding common shares at a price of $4.76 per share (the “Arrangement”), representing a transaction valued at approximately $500 million including the assumption of all of the Company’s debt by the acquirer.  The Board of Directors of the Company has determined that the Arrangement is in the best interests of the Company and its shareholders. The Board of Directors has authorized the submission of the Arrangement to shareholders of the Company for their approval at a special meeting of shareholders.  To be implemented the Arrangement must be approved by two-thirds of the votes cast by holders of the Company’s common shares.

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Form 52-109F2 – Certification of Interim Filings

I, Andrew M. Archibald, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

May 1, 2007

(signed)

Andrew M. Archibald
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, H. Dale McSween, Interim Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

6.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending March 31, 2007;

7.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

8.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

9.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

May 1, 2007

(signed)

H. Dale McSween
Interim Chief Executive Officer

Endnotes